# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: First Bancshares Inc. (FBMS), CIK 0000947559
CUSIP: 318916103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6480 U.S. Highway 98 West, Suite A, Hattiesburg, Mississippi (MS), 39402
Date of event which requires filing of this statement: 04/17/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001599170

## Reporting persons
- FJ Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,579,236; sole dispositive power 0; shared dispositive power 1,579,236; aggregate amount beneficially owned 1,579,236 (5.06% of the class)
  Comment: Relating to items 6 and 9 of this page: Consists of 1,056,999 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 24,444 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, 50,132 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, 120,966 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPVI LLC, of which FJ Capital Management LLC is the managing member, 169,506 shares of common stock of the Issuer held by Bridge Equities V, LLC and 111,384 shares of common stock of the Issuer held by Bridge Equities XIV, LLC, of which FJ Capital Management LLC is the sub-investment advisor, and 45,805 shares of common stock of the Issuer held by managed accounts that FJ Capital Management manages; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
  
  Relating to item 8 of this page: Consists of 1,056,999 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 24,444 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, 50,132 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, 120,966 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPVI LLC, of which FJ Capital Management LLC is the managing member, and 45,805 shares of common stock of the Issuer held by managed accounts that FJ Capital Management manages; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
- Financial Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,056,999; sole dispositive power 0; shared dispositive power 1,056,999; aggregate amount beneficially owned 1,056,999 (3.38% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 1,056,999 shares of common stock of the Issuer held by Financial Opportunity Fund LLC.
- Financial Opportunity Long/Short Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 24,444; sole dispositive power 0; shared dispositive power 24,444; aggregate amount beneficially owned 24,444 (0.08% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 24,444 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC.
- Financial Hybrid Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 50,132; sole dispositive power 0; shared dispositive power 50,132; aggregate amount beneficially owned 50,132 (0.16% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 50,132 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC.
- Financial Hybrid Opportunity SPVI LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 120,966; sole dispositive power 0; shared dispositive power 120,966; aggregate amount beneficially owned 120,966 (0.39% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 120,966 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPVI LLC.
- Martin Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,579,236; sole dispositive power 0; shared dispositive power 1,579,236; aggregate amount beneficially owned 1,579,236 (5.06% of the class)
  Comment: Relating to items 6 and 9 of this page: Consists of 1,056,999 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 24,444 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, 50,132 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, 120,966 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPVI LLC, of which FJ Capital Management LLC is the managing member, 169,506 shares of common stock of the Issuer held by Bridge Equities V, LLC and 111,384 shares of common stock of the Issuer held by Bridge Equities XIV, LLC, of which FJ Capital Management LLC is the sub-investment advisor, and 45,805 shares of common stock of the Issuer held by managed accounts that FJ Capital Management manages. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.
  
  Relating to item 8 of this page: Consists of 1,056,999 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 24,444 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, 50,132 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, 120,966 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPVI LLC, of which FJ Capital Management LLC is the managing member, and 45,805 shares of common stock of the Issuer held by managed accounts that FJ Capital Management manages. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.
- Bridge Equities V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 169,506; sole dispositive power 0; shared dispositive power 169,506; aggregate amount beneficially owned 169,506 (0.54% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 169,506 shares of common stock of the Issuer held by Bridge Equities V, LLC.
- Bridge Equities XIV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 111,384; sole dispositive power 0; shared dispositive power 111,384; aggregate amount beneficially owned 111,384 (0.36% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 111,384 shares of common stock of the Issuer held by Bridge Equities XIV, LLC.
- SunBridge Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 280,890; sole dispositive power 0; shared dispositive power 280,890; aggregate amount beneficially owned 280,890 (0.9% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 169,506 shares of common stock of the Issuer held by Bridge Equities V, LLC and 111,384 shares of common stock of the Issuer held by Bridge Equities XIV, LLC, of which SunBridge Manager, LLC is the Managing Member; as such, the Reporting Person may be deemed to be beneficial owner of reported shares.
- SunBridge Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 280,890; sole dispositive power 0; shared dispositive power 280,890; aggregate amount beneficially owned 280,890 (0.9% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 169,506 shares of common stock of the Issuer held by Bridge Equities V, LLC and 111,384 shares of common stock of the Issuer held by Bridge Equities XIV LLC, of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
- White Oak Legacy, Inc.: type of reporting person: corporation (CO), other (OO); citizenship or place of organization: Maryland (MD); member of a group; sole voting power 0; shared voting power 280,890; sole dispositive power 0; shared dispositive power 280,890; aggregate amount beneficially owned 280,890 (0.9% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 169,506 shares of common stock of the Issuer held by Bridge Equities V, LLC and 111,384 shares of common stock of the Issuer held by Bridge Equities XIV LLC, of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC. White Oak Legacy, Inc. is the Manager of SunBridge Holdings, LLC; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.

## Item 1. Issuer
Name of issuer: First Bancshares Inc. (FBMS)
Address of issuer's principal executive offices: 6480 U.S. Highway 98 West, Suite A, Hattiesburg, MS 39402

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following Reporting Persons:
FJ Capital Management LLC
Financial Opportunity Fund LLC
Financial Opportunity Long/Short Fund LLC
Financial Hybrid Opportunity Fund LLC
Financial Hybrid Opportunity SPVI LLC
Martin Friedman
Bridge Equities V, LLC
Bridge Equities XIV, LLC
SunBridge Manager, LLC
SunBridge Holdings, LLC
White Oak Legacy, Inc.
Address of principal business office or, if none, residence:
FJ Capital Management, LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Long/Short Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Hybrid Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Hybrid Opportunity SPVI LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Martin Friedman
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Bridge Equities V, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

Bridge Equities XIV, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

SunBridge Manager, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

SunBridge Holdings, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

White Oak Legacy, Inc.
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759
Citizenship:
Financial Opportunity Fund LLC, Financial Opportunity Long/Short Fund LLC, Financial Hybrid Opportunity Fund LLC, Financial Hybrid Opportunity SPVI LLC, Bridge Equities V, LLC, Bridge Equities XIV, LLC, and FJ Capital Management LLC, SunBridge Manager, LLC, SunBridge Holdings, LLC - Delaware limited liability companies
Martin Friedman - United States citizen
White Oak Legacy, Inc. - Maryland corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FJ Capital Management LLC - 1,579,236 shares
Financial Opportunity Fund LLC - 1,056,999 shares
Financial Opportunity Long/Short Fund LLC - 24,444 shares
Financial Hybrid Opportunity Fund LLC - 50,132 shares
Financial Hybrid Opportunity SPVI LLC - 120,966 shares
Martin Friedman - 1,579,236 shares
Bridge Equities V, LLC - 169,506 shares
Bridge Equities XIV, LLC - 111,384 shares
SunBridge Manager, LLC - 280,890 shares
SunBridge Holdings, LLC - 280,890 shares
White Oak Legacy, Inc. - 280,890 shares
Percent of class:
FJ Capital Management LLC - 5.06%
Financial Opportunity Fund LLC - 3.38%
Financial Opportunity Long/Short Fund LLC - 0.08%
Financial Hybrid Opportunity Fund LLC - 0.16%
Financial Hybrid Opportunity SPVI LLC - 0.39%
Martin Friedman - 5.06%
Bridge Equities V, LLC - 0.54%
Bridge Equities XIV, LLC - 0.36%
SunBridge Manager, LLC - 0.90%
SunBridge Holdings, LLC - 0.90%
White Oak Legacy, Inc. - 0.90%
Sole power to vote or to direct the vote: All Reporting Persons - 0
Shared power to vote or to direct the vote:
FJ Capital Management LLC - 1,579,236 shares
Financial Opportunity Fund LLC - 1,056,999 shares
Financial Opportunity Long/Short Fund LLC - 24,444 shares
Financial Hybrid Opportunity Fund LLC - 50,132 shares
Financial Hybrid Opportunity SPVI LLC - 120,966 shares
Martin Friedman - 1,579,236 shares
Bridge Equities V, LLC - 169,506 shares
Bridge Equities XIV, LLC - 111,384 shares
SunBridge Manager, LLC - 280,890 shares
SunBridge Holdings, LLC - 280,890 shares
White Oak Legacy, Inc. - 280,890 shares
Sole power to dispose or to direct the disposition: All Reporting Persons - 0
Shared power to dispose or to direct the disposition:
FJ Capital Management LLC - 1,298,346 shares
Financial Opportunity Fund LLC - 1,056,999 shares
Financial Opportunity Long/Short Fund LLC - 24,444 shares
Financial Hybrid Opportunity Fund LLC - 50,132 shares
Financial Hybrid Opportunity SPVI LLC - 120,966 shares
Martin Friedman - 1,298,346 shares
Bridge Equities V, LLC - 169,506 shares
Bridge Equities XIV, LLC - 111,384 shares
SunBridge Manager, LLC - 280,890 shares
SunBridge Holdings, LLC - 280,890 shares
White Oak Legacy, Inc. - 280,890 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Due to the relationships among them, the reporting persons hereunder may be deemed to constitute a "group" with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- FJ Capital Management LLC: Martin Friedman, Managing Member (04/19/2024)
- Financial Opportunity Fund LLC: FJ Capital Management LLC, Managing Member (04/19/2024)
- Financial Opportunity Fund LLC: Martin Friedman, Managing Member (04/19/2024)
- Financial Opportunity Long/Short Fund LLC: FJ Capital Management LLC, Managing Member (04/19/2024)
- Financial Opportunity Long/Short Fund LLC: Martin Friedman, Managing Member (04/19/2024)
- Financial Hybrid Opportunity Fund LLC: FJ Capital Management LLC, Managing Member (04/19/2024)
- Financial Hybrid Opportunity Fund LLC: Martin Friedman, Managing Member (04/19/2024)
- Financial Hybrid Opportunity SPVI LLC: FJ Capital Management LLC, Managing Member (04/19/2024)
- Financial Hybrid Opportunity SPVI LLC: Martin Friedman, Managing Member (04/19/2024)
- Martin Friedman: Martin Friedman, Individual (04/19/2024)
- Bridge Equities V, LLC: SunBridge Manager, LLC, Managing Member (04/19/2024)
- Bridge Equities V, LLC: David J. Korotkin, Vice President (04/19/2024)
- Bridge Equities XIV, LLC: SunBridge Manager, LLC, Managing Member (04/19/2024)
- Bridge Equities XIV, LLC: David J. Korotkin, Vice President (04/19/2024)
- SunBridge Manager, LLC: SunBridge Holdings, LLC, Managing Member (04/19/2024)
- SunBridge Manager, LLC: David J. Korotkin, Vice President (04/19/2024)
- SunBridge Holdings, LLC: White Oak Legacy, Inc., Manager (04/19/2024)
- SunBridge Holdings, LLC: David J. Korotkin, Vice President (04/19/2024)
- White Oak Legacy, Inc.: David J. Korotkin, Vice President (04/19/2024)